UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

(Commission File No. 001-40634)

Gambling.com Group Limited

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

EXPLANATORY NOTE

Gambling.com Group Limited furnishes an investor presentation under the cover of Form 6-K as Exhibit 99.1 (the “Investor Presentation”), which is incorporated by reference herein. The Investor Presentation is to be used in connection with investor meetings.

The information furnished in this Report on Form 6-K, including the information contained in Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description
99.1	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: September 20, 2021

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